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THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 54



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of June 1999


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)


  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  X     Form 40-F  ___
                             ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   ____    No   X
                                    ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.
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                                       2



NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 29, 1999

  On June 14, 1999, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 29, 1999 to its shareholders. Attached is an English translation of such notice. The financial information included in the attached notice was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 1999, which information will be prepared on the basis of accounting principles generally accepted in the United States.

  The attached notice contains certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

  Certain projections in the attached notice are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

  No assurance can be given that the registrant's actual results will not vary significantly from the included projections.
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                                 SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  NIPPON TELEGRAPH AND TELEPHONE
                                  CORPORATION



                                  By  /s/   KAZUTO TSUBOUCHI
                                     -----------------------
                                     Name:  Kazuto Tsubouchi
                                     Title: Senior Manager
                                            Department V
                                            NTT-Holding Provisional
                                            Headquarters

Date:  June 14, 1999